                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Act of 1934

                       For the month of October, 1999
                                AMVESCAP PLC
              (Translation of registrant's name into English)
               11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F__X___ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                              Yes_____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

                                    N/A
                                    ---

Description of document filed:      AMVESCAP PLC Reports Results for
                                    Quarter Ended 30 September 1999

[AMVESCAP LOGO APPEARS HERE]
                                                                 PRESS RELEASE



     CONTACTS: ROBERT F. MCCULLOUGH                    ANGUS MAITLAND
               Chief Financial Officer                 The Maitland Consultancy
               404-724-4251                            44-171-379-5151


                    AMVESCAP PLC REPORTS RECORD RESULTS

LONDON, OCTOBER 27, 1999 - AMVESCAP reported that profit before tax and goodwill amortisation for the three months ended 30 September 1999 amounted to (pound sterling)85.9 million ($141.7 million) compared to (pound sterling)57.3 million ($97.4 million) for the third quarter of 1998, an increase of 49.9%. Revenues increased to (pound sterling)276.6 million ($456.4 million) from (pound sterling)226.3 million ($384.7 million) in 1998. Diluted earnings per share before goodwill amortisation amounted to 8.7p for the 1999 period (1998: 5.8p), an increase of 50.0% for the period. (NYSE: AVZ)

----------------------------------------------------------------------------------------------------------------------------------
                                                                     RESULTS FOR THREE MONTHS ENDED
                                                  30 SEPT 1999+    30 Sept 1998+         30 SEPT 1999            30 Sept 1998
                                                 ---------------  ---------------   ---------------------- -----------------------
  Revenues                                           $456.4m          $384.7m       (pound sterling)276.6m  (pound sterling)226.3m
  Profit before tax and goodwill amortisation        $141.7m          $ 97.4m       (pound sterling) 85.9m  (pound sterling) 57.3m
  Earnings per ordinary share before
    goodwill amortisation:
     --basic                                         $   .75*         $   .53*              9.1p                      6.2p
     --diluted                                       $   .72*         $   .49*              8.7p                      5.8p
  Earnings per ordinary share:
     --basic                                         $   .63*         $   .41*              7.6p                      4.8p
     --diluted                                       $   .60*         $   .38*              7.3p                      4.5p
  --------------------------------------------------------------------------------------------------------------------------------

*   Per American Depositary Share, equivalent to 5 ordinary shares.
+ For the convenience of the reader, pounds sterling for the period ended 30 September 1999 have been translated to US dollars using $1.65 per (pound sterling)1.00 (1998: $1.70 per (pound sterling)1.00).


Revenues for the nine months ended 30 September 1999 amounted to (pound sterling)776.7 million ($1,281.6 million) compared to (pound sterling)580.2 million ($986.3 million) for the corresponding period of 1998. Profit before tax, goodwill amortisation and exceptional item increased by 32.5% during the nine month period of 1999 to (pound sterling)231.8 million ($382.5 million) (1998: (pound sterling)174.9 million). Diluted earnings per share before goodwill amortisation and exceptional item amounted to 23.5p (1998: 18.2p) for the nine months ended 30 September 1999, an increase of 29.1%.

The 1998 nine month period includes the results of the GT Global businesses from 1 June 1998 and includes an exceptional charge of (pound sterling)48.6 million relating to the integration of the GT Global business activities.

Funds under management totaled $291.6 billion ((pound sterling)176.7 billion) at 30 September 1999, a decline of 1.4%, for the third quarter of 1999. Average funds under management during the third quarter were $291.8 billion compared to $286.7 billion for the preceding quarter. Average funds under management for the nine months ended 30 September 1999 were $285.4 billion, an increase of $61.0 billion over the average funds in the nine months of 1998. Net new business amounted to $1.5 billion and $5.2 billion for the third quarter and the nine months ended 30 September 1999.

Earnings before interest, taxes, amortisation and depreciation reached (pound sterling)113.6 million ($187.4 million) and (pound sterling)313.1 million ($516.6 million) for the third quarter and nine months ended 30 September 1999. Net debt at 30 September 1999 amounted to (pound sterling)
502.8 million ($829.6 million), a decrease of (pound sterling)127.6 million since the end of 1998 (excluding amounts held for deposit in the Company's unit trusts).

"We are very pleased with the operating results for the third quarter and the year," noted Mr. Charles W. Brady, Chairman and Chief Executive Officer. "Our growth in new business is a result of our dedication to excellence in investment performance and client service. We continue to be focused on the fundamentals of our business and we are optimistic about the future, even though the global capital markets remain volatile due to the uncertainty surrounding interest rate levels," said Mr. Brady.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, and Paris Stock Exchanges with the symbol "AVZ."

                                AMVESCAP PLC
                       Group Profit and Loss Account
                               (IN THOUSANDS)


                                         THREE MONTHS ENDED
                                --------------------------------------
                                     30 SEPT               30 Sept
                                      1999                  1998
                                -----------------       --------------
                                 (pound                (pound
REVENUES                         sterling)276,571     sterling)226,344
Operating expenses                       (182,200)            (157,817)
                                -----------------       --------------
                                           94,371               68,527
Goodwill amortisation                      (9,332)              (8,553)
                                -----------------       --------------
OPERATING PROFIT                           85,039               59,974
Investment income                           2,281                1,082
Interest payable                          (10,719)             (12,263)
                                -----------------       --------------
PROFIT BEFORE TAXATION                     76,601               48,793
Taxation                                  (27,933)             (19,148)
                                -----------------       --------------
                                   (pound               (pound
PROFIT AFTER TAXATION             sterling)48,668      sterling)29,645
                                =================       ==============

EARNINGS PER ORDINARY SHARE:
   ---basic                                  7.6p                 4.8p
   ---diluted                                7.3p                 4.5p

EARNINGS PER ORDINARY SHARE
  BEFORE GOODWILL AMORTISATION:
   ---basic                                  9.1p                 6.2p
   ---diluted                                8.7p                 5.8p

                                AMVESCAP PLC
                       Group Profit and Loss Account
                               (IN THOUSANDS)

                                                  NINE MONTHS ENDED 30 SEPT
                                             ------------------------------------
                                                                                              Year
                                                   1999                 1998                  1998
                                             -----------------     ---------------       --------------
                                               (pound              (pound              (pound
REVENUES                                      sterling)776,651    sterling)580,197    sterling)802,172
Operating expenses                                    (518,303)           (388,142)           (544,856)
                                             -----------------     ---------------       --------------
                                                       258,348             192,055             257,316
Exceptional item - integration                              --             (48,600)            (48,600)
Goodwill amortisation                                  (27,483)            (11,409)            (21,221)
                                             -----------------     ---------------       --------------
OPERATING PROFIT                                       230,865             132,046             187,495
Investment income                                        7,428               8,542              12,183
Interest payable                                       (34,002)            (25,673)            (38,200)
                                             -----------------     ---------------       --------------
PROFIT BEFORE TAXATION                                 204,291             114,915             161,478
Taxation                                               (75,332)            (51,325)            (67,373)
                                             -----------------     ---------------       --------------

PROFIT AFTER TAXATION                                  128,959              63,590              94,105
Dividends                                              (22,700)            (18,947)            (50,594)
                                             -----------------     ---------------       --------------
                                               (pound               (pound              (pound
RETAINED PROFIT FOR THE PERIOD                sterling)106,259     sterling)44,643     sterling)43,511
                                             =================     ===============       ==============
EARNINGS PER ORDINARY SHARE:
   ---basic                                              20.2p               10.7p                15.7p
   ---diluted                                            19.3p               10.0p                14.7p
EARNINGS PER ORDINARY SHARE
  BEFORE GOODWILL AMORTISATION
  AND EXCEPTIONAL ITEM:
   ---basic                                              24.5p               19.5p                26.0p
   ---diluted                                            23.5p               18.2p                24.3p

                                AMVESCAP PLC
                            Group Balance Sheet
                               (IN THOUSANDS)


                                              30 SEPT 1999        31 Dec 1998
                                            ---------------    ---------------
FIXED ASSETS
                                            (pound             (pound
Tangible assets                            sterling)99,396    sterling)88,781
Investments                                        137,544            131,738
Goodwill                                           673,490            711,795
                                            --------------    ---------------
                                                   910,430            932,314
                                            --------------    ---------------

CURRENT ASSETS
Debtors                                            614,034            479,381
Investments                                         62,208             79,469
Cash at bank and in hand                           162,193            119,651
                                            --------------    ---------------
                                                   838,435            678,501
CREDITORS: AMOUNTS FALLING DUE
  WITHIN ONE YEAR                                 (666,905)          (544,461)
                                            --------------    ---------------
NET CURRENT ASSETS                                 171,530            134,040
                                            --------------    ---------------
TOTAL ASSETS LESS CURRENT LIABILITIES            1,081,960          1,066,354

CREDITORS: AMOUNTS FALLING DUE
  AFTER ONE YEAR
Long-term debt                                    (621,534)          (686,010)
Other creditors                                     (5,524)            (5,936)
                                            --------------    ---------------
                                                  (627,058)          (691,946)
PROVISIONS FOR LIABILITIES AND CHARGES             (24,936)           (43,438)
                                            --------------    ---------------
                                           (pound             (pound
NET ASSETS                                sterling)429,966   sterling)330,970
                                            ==============    ===============
CAPITAL AND RESERVES
                                           (pound             (pound
Called up share capital                   sterling)168,481   sterling)167,506
Share premium account                              477,695            469,382
Other reserves                                    (580,398)          (563,847)
Profit and loss account                            364,188            257,929
                                            --------------    ---------------
                                           (pound             (pound
SHAREHOLDERS' FUNDS, EQUITY INTERESTS     sterling)429,966   sterling)330,970
                                            ==============    ===============

                                AMVESCAP PLC
                         Group Cash Flow Statement
                               (IN THOUSANDS)

                                                    NINE MONTHS ENDED
                                            ----------------------------------
                                               30 SEPT 1999      30 Sept 1998
                                            ----------------    --------------

                                            (pound            (pound
OPERATING PROFIT                           sterling)230,865  sterling)132,046
Amortisation and depreciation                        74,856            38,812
Change in debtors, creditors and other              (39,537)           66,955
                                            ---------------    --------------
NET CASH INFLOW FROM OPERATING ACTIVITIES           266,184           237,813
                                            ---------------    --------------

Interest paid, net of investment income             (16,577)           (7,414)
Taxation                                            (52,760)          (40,214)
Capital expenditures, net of sales                  (37,590)          (32,269)
Purchases of fixed asset investments,
  net of sales                                       (7,351)          (18,984)
Acquisitions                                              -          (126,957)
Dividends paid                                      (31,694)          (25,862)
Net (repayment) incurrence of debt                  (78,744)          115,781
Foreign exchange on cash at bank
  and in hand                                         1,074            (5,547)
                                            ---------------    --------------
                                             (pound            (pound
INCREASE IN CASH AT BANK AND IN HAND        sterling)42,542   sterling)96,347
                                            ===============    ==============

                                AMVESCAP PLC
                           Segmental Information
                               (IN THOUSANDS)

                                                          NINE MONTHS ENDED 30 SEPT 1999
                                              --------------------------------------------------------
                                                  REVENUES            EXPENSES         OPER. PROFIT
                                              -----------------    ---------------    ----------------
                                                (pound             (pound               (pound
Managed Products                               sterling)464,362   sterling)(251,680)   sterling)212,682
US Institutional                                        128,257             (82,175)             46,082
INVESCO Global                                          162,034            (125,379)             36,655
Retirement and Benefit Services                          21,998             (21,998)                 --
                                                 --------------     ---------------    ----------------
                                                        776,651            (481,232)            295,419
Corporate                                                    --             (37,071)            (37,071)
                                                 --------------     ---------------    ----------------
                                                        776,651            (518,303)            258,348
Goodwill amortisation                                        --             (27,483)            (27,483)
                                                 --------------     ---------------    ----------------
                                                (pound             (pound               (pound
                                               sterling)776,651   sterling)(545,786)   sterling)230,865
                                                 ==============     ===============    ================

                                                              Nine Months Ended 30 Sept 1998
                                                 --------------------------------------------------------
                                                     Revenues            Expenses         Oper. Profit
                                                 -----------------    ---------------    ----------------
                                                (pound             (pound               (pound
Managed Products                               sterling)360,499   sterling)(215,082)   sterling)145,417
US Institutional                                        103,216             (60,536)             42,680
INVESCO Global                                          100,594             (78,982)             21,612
Retirement and Benefit Services                          15,888             (17,014)             (1,126)
                                                 --------------     ---------------    ----------------
                                                        580,197            (371,614)            208,583
Corporate                                                    --             (16,528)            (16,528)
                                                 --------------     ---------------    ----------------
                                                        580,197            (388,142)            192,055
Goodwill amortisation                                        --             (11,409)            (11,409)
                                                 --------------     ---------------    ----------------
                                                (pound             (pound               (pound
                                               sterling)580,197   sterling)(399,551)   sterling)180,646
                                                 ==============     ===============    ================

                                   Notes

1. The taxation charge for the nine months ended 30 September 1999 is estimated based on the total expected tax charge for the year. A significant proportion of the charge is expected to arise from US operations.

2. The Directors consider that profit before goodwill amortisation and exceptional item is a more appropriate basis for the calculation of earnings per ordinary share since this represents a more consistent measure of operating performance.

                                                                                1999
                                                -------------------------------------------------------------------
                                                        PROFIT BEFORE
                                                GOODWILL AMORTISATION      NUMBER OF SHARES               PER SHARE
                                                                 '000                  '000                  AMOUNT
                                                ---------------------      ----------------     -------------------
                                                      (pound
Basic earnings per share                             sterling)156,442               638,818                   24.5p
                                                                                                ===================
Issuance of options                                                --                27,876
                                                ---------------------      ----------------
                                                      (pound
Diluted earnings per share                           sterling)156,442               666,694                   23.5p
                                                =====================      ================     ===================

                                                                                 1998
                                                -------------------------------------------------------------------
                                                        Profit before
                                                Goodwill Amortisation
                                                 and Exceptional Item      Number of Shares               Per Share
                                                                 '000                  '000                  Amount
                                                ---------------------      ----------------     -------------------
                                                      (pound
Basic earnings per share                             sterling)115,799               593,001                   19.5p
                                                                                                ===================
Issuance of options                                                --                34,929
Conversion of loan note                                           472                10,886
                                                ---------------------      ----------------
                                                      (pound
Diluted earnings per share                           sterling)116,271               638,816                   18.2p
                                                =====================      ================     ===================

                                AMVESCAP PLC
                           Funds Under Management
                               (IN BILLIONS)

                                                    MANAGED PRODUCTS
                                                    ----------------
                                    TOTAL           AIM            INVESCO         US INST        GLOBAL            RBS
                                    -----           ---            -------         -------        ------            ---
31 Dec 1998                        $275.4          $111.6           $22.9           $93.9          $40.8             $6.2
Market gains                         11.8             5.9             1.8             1.0            2.9              0.2
Net new (lost) business               5.2             5.4             1.5            (4.7)           2.4              0.6
Change in US
   Money Market Funds                 1.6             1.6              --              --             --               --
Transfers                              --            (1.0)            0.2            (1.8)            2.5             0.1
Foreign Currency                     (0.4)            0.2              --              --            (0.6)             --
Other*                               (2.0)             --              --              --            (2.0)             --

                              ------------     ----------      ----------      ----------     -----------       ---------
30 SEPT 1999                       $291.6          $123.7           $26.4           $88.4           $46.0            $7.1
                              ------------     ----------      ----------      ----------     -----------       ---------
                            (pound           (pound          (pound          (pound          (pound           (pound
30 SEPT 1999 +             sterling)176.7   sterling)74.9   sterling)16.0   sterling)53.6   sterling)27.9    sterling)4.3
                              ------------     ----------      ----------      ----------     -----------       ---------

+ Translated @ $1.65 per (pound sterling)1.00.
* Adjusted for assets held in custody without fee and assets replaced by service fees.

                 Reconciliation to US Accounting Principles
                               (IN THOUSANDS)

                                                              NINE MONTHS ENDED 30 SEPT
                                                       -----------------------------------------
                                                              1999                   1998
                                                       ------------------    -------------------
                                                          (pound                 (pound
NET PROFIT UNDER UK GAAP                                 sterling)128,959       sterling)63,590
US GAAP ADJUSTMENTS:
        Acquisition accounting                                    (57,847)               (4,949)
        Taxation                                                  (18,765)                1,481
        Other                                                      (3,609)                  812
                                                       ------------------    -------------------
                                                           (pound                (pound
NET INCOME UNDER US GAAP                                  sterling)48,738       sterling)60,934
                                                       ==================    ===================


                                                          30 Sept 1999          31 Dec 1998
                                                       ------------------  -------------------
                                                          (pound               (pound
SHAREHOLDERS' FUNDS UNDER UK GAAP                        sterling)429,966     sterling)330,970
US GAAP ADJUSTMENTS:
        Acquisition accounting                                    985,048            1,022,254
        Deferred taxation                                            (455)              (1,027)
        Treasury stock                                           (130,671)            (131,857)
        Dividends                                                      --               31,694
        Other                                                       1,539                3,072
                                                       ------------------  -------------------
                                                        (pound               (pound
SHAREHOLDERS' EQUITY UNDER US GAAP                     sterling)1,285,427   sterling)1,255,106
                                                       ==================  ===================

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              AMVESCAP PLC

Date:  October 27, 1999                       By: /s/MICHAEL S. PERMAN
                                                  --------------------
                                                  Michael S. Perman
                                                  Company Secretary